UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NetBank, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1015 Windward Ridge Parkway
Address of Principal Executive Office (Street and Number)

Alpharetta, GA 30005
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, NetBank, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”) by the required filing deadline of March 16, 2007, without unreasonable effort or expense.  Due to the timing of the company’s engagement of Porter Keadle Moore, LLP (“PKM”) on February 13, 2007, as its new independent registered public accounting firm, PKM was unable to perform and complete the audit of, and render opinions with respect to, the Company’s 2006 financial statements and internal control over financial reporting by the March 16, 2007, deadline for filing the 2006 Form 10-K.  The Company continues to work with PKM to complete the audit of the Company’s 2006 financial statements and internal control over financial reporting and plans to file its 2006 Form 10-K as soon as practicable thereafter. A statement by PKM pursuant to Rule 12b-25(c) is attached hereto as Exhibit A.  The Company currently believes that the 2006 audit will be completed in June 2007 and expects to file the 2006 Form 10-K with the Securities and Exchange Commission (“SEC”) on or before June 30, 2007, although no assurance can be given.  For the reasons discussed in response to Item 3 of Part IV of this Form 12b-25, until the 2006 audit is complete and the 2006 Form 10-K is filed with the SEC, the Company will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “Form 10-Q”).  The Company currently expects to file the Form 10-Q with the SEC on or before June 30, 2007, although no assurance can be given.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James P. Gross	803	462-8160
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	The Company’s Annual Report on Form 10-K for the year ended December 31, 2006, has not been filed.

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the first quarter ended March 31, 2006, the Company recorded a net loss of approximately $11 million.  The Company anticipates that its results of operations for the quarter ended March 31, 2007, to be reported in the Form 10-Q, will reflect significant changes from its results of operations for the quarter ended March 31, 2006 primarily due to decreased gain on sales of loans resulting from:

•      the sale of the Company’s auto loan portfolio and provisions for representations and warranties; and

•      lower production and sales of mortgage loans.

In addition, the subsequent events period applicable to our financial statements for the year ended December 31, 2006, will remain open until the completion of the audit of our 2006 financial statements.  Under applicable accounting pronouncements, events that occur or information that becomes available subsequent to the December 31, 2006 balance sheet date but before issuance of the 2006 audited financial statements, including such information and events that occur in the first or second quarters of 2007, that provide additional evidence with respect to conditions that existed at the date of such December 31, 2006 balance sheet and affect the estimates inherent in the process of preparing the audited financial statements would be required to be “pushed back” and recorded in the 2006 financial statements.  While the Company currently expects that it may be required to “push back” and record in its 2006 financial statements certain subsequent event items in accordance with these accounting pronouncements, final determinations in that respect have not yet been made and, accordingly, the Company is not yet in  a position to determine whether those events affect the 2006 audited financial statements or its financial statements for the three months ended March 31, 2007.  Until the subsequent events period is closed and such determinations have been made, the Company will not be in a position to review or quantify such charges or their effect on the results on operations for the quarter ended March 31, 2007, and the Company’s previously reported preliminary, unaudited results at the year ended December 31, 2006.  Upon reporting final 2006 and first quarter 2007 results, the Company will identify the nature and amount of charges, if any, that were required to be pushed back to 2006 and those that will be taken in the first quarter of 2007.  Notwithstanding the foregoing, as previously disclosed in its Current Report on Form 8-K dated April 25, 2007, the Company expects that it will record in the first quarter of 2007 a one-time charge of approximately $7.0 million resulting for the sale of the Company’s auto loan portfolio.

Forward-Looking Statements

Statements in this Form 12b-25 that are not historical facts are forward-looking statements that reflect management’s current expectations, assumptions, and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements in this Form 12b-25 include, but are not limited to: 1) the Company’s expectation that its 2006 Form 10-K and the first quarter Form 10-Q will be filed with the SEC by the end of June 2007; and 2) the nature and amount of charges that the Company will record for the year-ended December 31, 2006, or for the quarter ended March 31, 2007. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results and future trends to differ materially from those expressed in or implied by such forward-looking statements. The Company’s consolidated results of operations and such forward-looking statements could be affected by many factors, including but not limited to: 1) the evolving nature of the market for internet banking and financial services generally; 2) the public’s perception of the internet as a secure, reliable channel for transactions; 3) the success of new products and lines of business considered critical to the company’s long-term strategy, such as small business banking and transaction processing services; 4) potential difficulties in integrating the company’s operations across its multiple lines of business; 5) the cyclical nature of the mortgage banking industry generally; 6) a possible decline in asset quality; 7) changes in general economic or operating conditions that could adversely affect mortgage loan production and sales, mortgage servicing rights, loan delinquency rates and/or loan defaults; 8) the possible adverse effects of unexpected changes in the interest rate environment; 9) adverse legal rulings, particularly in the company’s litigation over leases originated by Commercial Money Center, Inc.; 10) increased competition and regulatory changes; and 11) any delay or difficulty in completion of the 2006 audit and the preparation of the first quarter financial statements; and 12) any material adjustments necessary as a result of the 2006 audit.  Further information relating to these and other factors that may impact the Company’s results of operations and such forward-looking statements are disclosed in the Company’s filings with the SEC, including under the caption “Item 1A. Risks Factors” in its Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2006 and September 30, 2006, as well as Exhibit 99.2 to its Current Report on Form 8-K filed with the SEC on January 3, 2007.  Except as required by the securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit A

May 11, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

As the independent registered public accounting firm of NetBank, Inc. (“NetBank”), we hereby advise you that we have read the statements made by NetBank in Part III of its filing on Form 12b-25 dated May 11, 2007 (the “Form 12b-25”), including that it is unable to timely file without unreasonable effort or expense its Quarterly Report on Form 10-Q for the quarter ended Mach 31, 2007 (the “Form 10-Q”). We agree with the statements made in the Form 12b-25 and that the Company is not in a position to file the Form 10-Q until after the filing of its Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”).  We are unable to complete our audit of the Company’s 2006 financial statements and internal control over financial reporting and furnish the required opinions for a timely filing by NetBank of its 2006 Form 10-K because we were not engaged by the Company until February 13, 2007, and, as a result, have not yet had sufficient time to complete the auditing procedures that we consider necessary in the circumstances.

Very truly yours,

/s/ Porter Keadle Moore, LLP

NetBank, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ James P. Gross
James P. Gross
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).